UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

HCA Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

404119109

(CUSIP Number)

December 31, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 404119109

1.	Name of Reporting Person Bank of America Corporation
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 91,845,692*
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 91,845,692*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,845,692*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒*
11.	Percent of Class Represented by Amount in Row (9) 97.3%*
12.	Type of Reporting Person (See Instructions) HC

_________________________

*	Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc. See Item 4 of the Statement on Schedule 13G.

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CUSIP No. 404119109

1.	Name of Reporting Person Merrill Lynch & Co., Inc
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 91,845,692*
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 91,845,692*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,845,692*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒*
11.	Percent of Class Represented by Amount in Row (9) 97.3%*
12.	Type of Reporting Person (See Instructions) CO

_________________________

*	Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc. See Item 4 of the Statement on Schedule 13G.

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CUSIP No. 404119109

1.	Name of Reporting Person Merrill Lynch Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 91,845,692*
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 91,845,692*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,845,692*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒*
11.	Percent of Class Represented by Amount in Row (9) 97.3%*
12.	Type of Reporting Person (See Instructions) CO

_________________________

*	Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc. See Item 4 of the Statement on Schedule 13G.

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CUSIP No. 404119109

1.	Name of Reporting Person Merrill Lynch GP Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 91,845,692*
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 91,845,692*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,845,692*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒*
11.	Percent of Class Represented by Amount in Row (9) 97.3%*
12.	Type of Reporting Person (See Instructions) CO

_________________________

*	Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc. See Item 4 of the Statement on Schedule 13G.

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CUSIP No. 404119109

1.	Name of Reporting Person ML Global Private Equity Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 91,845,692*
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 91,845,692*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,845,692*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒*
11.	Percent of Class Represented by Amount in Row (9) 97.3%*
12.	Type of Reporting Person (See Instructions) PN

_________________________

*	Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc. See Item 4 of the Statement on Schedule 13G.

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CUSIP No. 404119109

1.	Name of Reporting Person MLGPE Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 91,845,692*
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 91,845,692*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,845,692*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒*
11.	Percent of Class Represented by Amount in Row (9) 97.3%*
12.	Type of Reporting Person (See Instructions) OO

_________________________

*	Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc. See Item 4 of the Statement on Schedule 13G.

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CUSIP No. 404119109

1.	Name of Reporting Person ML Global Private Equity Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 91,845,692*
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 91,845,692*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,845,692*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒*
11.	Percent of Class Represented by Amount in Row (9) 97.3%*
12.	Type of Reporting Person (See Instructions) PN

_________________________

*	Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc. See Item 4 of the Statement on Schedule 13G.

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CUSIP No. 404119109

1.	Name of Reporting Person Merrill Lynch Ventures, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 91,845,692*
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 91,845,692*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,845,692*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒*
11.	Percent of Class Represented by Amount in Row (9) 97.3%*
12.	Type of Reporting Person (See Instructions) OO

_________________________

*	Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc. See Item 4 of the Statement on Schedule 13G.

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CUSIP No. 404119109

1.	Name of Reporting Person Merrill Lynch Ventures L.P. 2001
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 91,845,692*
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 91,845,692*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,845,692*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒*
11.	Percent of Class Represented by Amount in Row (9) 97.3%*
12.	Type of Reporting Person (See Instructions) PN

_________________________

*	Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc. See Item 4 of the Statement on Schedule 13G.

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CUSIP No. 404119109

1.	Name of Reporting Person ML HCA Co-Invest, Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 91,845,692*
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 91,845,692*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,845,692*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒*
11.	Percent of Class Represented by Amount in Row (9) 97.3%*
12.	Type of Reporting Person (See Instructions) OO

_________________________

*	Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc. See Item 4 of the Statement on Schedule 13G.

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CUSIP No. 404119109

1.	Name of Reporting Person ML HCA Co-Invest, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 91,845,692*
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 91,845,692*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,845,692*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒*
11.	Percent of Class Represented by Amount in Row (9) 97.3%*
12.	Type of Reporting Person (See Instructions) PN

_________________________

*	Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc. See Item 4 of the Statement on Schedule 13G.

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CUSIP No. 404119109

STATEMENT ON SCHEDULE 13G

Pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Act”), and as provided in the Joint Filing Agreement filed as Exhibit 1 to this Statement on Schedule 13G (this “Schedule 13G”), each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their ownership of common stock, par value $0.01 per share (the “Shares”), of HCA Inc. (the “Issuer”).

Item 1.

(a)	Name of Issuer:

HCA Inc.

(b)	Address of Issuer’s Principal Executive Offices:

One Park Plaza
Nashville, Tennessee 37203
Item 2.

(a)	Name of Person Filing:

Bank of America Corporation

Merrill Lynch & Co., Inc.

Merrill Lynch Group, Inc.

Merrill Lynch GP Inc.

ML Global Private Equity Partners, L.P.

MLGPE Ltd.

ML Global Private Equity Fund, L.P.

Merrill Lynch Ventures, LLC

Merrill Lynch Ventures L.P. 2001

ML HCA Co-Invest, Ltd.

ML HCA Co-Invest, LP

(b)	Address of Principal Business Office, or, if None, Residence:

100 N Tryon Street
Charlotte, NC 28255

(c)	Citizenship:

See Item 4 of each cover page.

(d)	Title of Class of Securities:

Common stock, $0.01 par value per share.

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CUSIP No. 404119109

(e)	CUSIP Number:

404119109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Hercules Holding II, LLC (“Hercules”) holds 91,845,692 Shares, which represents 97.3% of the outstanding Shares of the Issuer. The membership units of Hercules are held by a private investor group, consisting of Bain Capital Investors, LLC, Kohlberg Kravis Roberts & Co. L.P., ML Global Private Equity Fund, L.P. (“MLGPELP”) and Dr. Thomas F. Frist, Jr., the founder of the Issuer, and certain of their respective affiliates. Such holders of Hercules’ units are parties to the limited liability company agreement of Hercules, dated as of November 17, 2006 (the “Hercules LLC Agreement”). On January 1, 2009, Merrill Lynch & Co., Inc. (“ML&Co”), the ultimate parent company of MLGPELP was acquired by Bank of America Corporation (“BAC”).

Each member of the investment group and its affiliates may be deemed to be a member of a group exercising voting and investment control over the Shares held by Hercules. However, each such person disclaims membership in any such group and disclaims beneficial ownership of the Shares beneficially owned by the other persons who may be deemed to be members of such group. Each of Bain Capital Investors, LLC, Kohlberg Kravis Roberts & Co. L.P. and MLGPELP and their respective affiliates has the right pursuant to the Hercules LLC Agreement to designate up to three directors to the board of directors of the Issuer, and Dr. Thomas F. Frist, Jr. and his affiliates have the right to designate up to two directors to the board of directors of the Issuer.

See below.

(b)	Percent of class: See below.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

Zero.

(ii) Shared power to vote or to direct the vote

See below.

(iii) Sole power to dispose or to direct the disposition of

Zero.

(iv) Shared power to dispose or to direct the disposition of

See below.

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CUSIP No. 404119109

As of December 31, 2008, each of the Reporting Persons directly owned of record the number and percentage of issued and outstanding units of Hercules and the number and percentage of Shares of the Issuer listed opposite its name:

Reporting Person	Hercules Units Owned	Percentage of Hercules Units(1)	Shares Owned	Percentage of Issuer Shares(2)
Bank of America Corporation(3)	0	0	0	0
Merrill Lynch & Co., Inc.(4)	0	0	0	0
Merrill Lynch Group, Inc.(5)	0	0	0	0
Merrill Lynch GP Inc.(6)	0	0	0	0
ML Global Private Equity Partners, L.P.(7)	0	0	0	0
MLGPE Ltd.(8)	0	0	0	0
ML Global Private Equity Fund, L.P.(9)	21,145,686	23.02%	21,145,686	22.41%
Merrill Lynch Ventures, LLC(10)	0	0	0	0
Merrill Lynch Ventures L.P. 2001(11)	980,392	1.07%	980,392	1.04%
ML HCA Co-Invest, Ltd.(12)	0	0	0	0
ML HCA Co-Invest, L.P.(13)	1,247,255	1.36%	1,247,255	1.32%

(1)	Based on a total of 91,845,692 membership units of Hercules outstanding as of December 31, 2008.
(2)	Based on a total of 94,367,464 Shares outstanding as of December 31, 2008.
(3)

BAC, a Delaware corporation, is the ultimate parent company of each of the other Reporting Persons. Its specific relationship to the other Reporting Persons is explained below. As the ultimate parent company of the other Reporting Persons, it may be deemed to beneficially own 23,373,333

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CUSIP No. 404119109

Shares, representing 24.77% of the outstanding Shares of the Issuer. BAC and the other Reporting Persons hereby expressly disclaim beneficial ownership of any Shares, directly or indirectly, held by Banc of America Capital Investors, L.P. and Banc of America Capital Investors V, L.P, except to the extent of their pecuniary interest therein. BAC further expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.
(4)

ML&Co, a Delaware corporation, is a wholly owned subsidiary of BAC. Its specific relationship to the other Reporting Persons (other than BAC) is explained below. Because of such relationship, it may be deemed to beneficially own 23,373,333 Shares, representing 24.77% of the outstanding Shares of the Issuer. ML&Co hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(5)

Merrill Lynch Group, Inc. (“ML Group”), a Delaware corporation, is a wholly owned subsidiary of ML&Co. Its specific relationship to the other Reporting Persons (other than BAC and ML&Co) is explained below. Because of such relationship, it may be deemed to beneficially own 23,373,333 Shares, representing 24.77% of the outstanding Shares of the Issuer. ML Group hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(6)

Merrill Lynch GP Inc. (“ML GP”), a Delaware corporation, is a wholly owned subsidiary of ML Group. It is also the sole general partner of ML Global PE LP (as defined below) and as such may be deemed to beneficially own the 22,392,941 Shares (representing 23.73% of the outstanding Shares of the Issuer) indirectly owned by ML Global PE LP. ML GP hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(7)

ML Global Private Equity Partners, L.P. (“ML Global PE LP”) is an exempted limited partnership organized in the Cayman Islands. Because of its relationship with MLGPE Ltd. and MLGPELP, as described below, it may be deemed to beneficially own the 22,392,941 Shares (representing 23.73% of the outstanding Shares of the Issuer), directly and indirectly owned by MLGPELP. ML Global PE LP hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(8)

MLGPE Ltd., a Cayman Islands exempted company, is a wholly owned subsidiary of ML Global PE LP. It is also the sole general partner of MLGPELP and as such may be deemed to beneficially own all the 22,392,941 Shares (representing 23.73% of the outstanding Shares of the Issuer), directly and indirectly owned by MLGPELP. MLGPE Ltd. hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(9)

MLGPELP is a limited partnership organized in the Cayman Islands. The investment committee of ML Global PE LP has decision-making power over the voting and disposition of shares of portfolio investments of MLGPELP, including MLGPELP’s investment in the Issuer. However, the consent of ML GP is expressly required in connection with any such vote or disposition. Because of its relationship with ML HCA Co-Invest Ltd. and ML HCA Co-Invest LP, as described below, it may be deemed to beneficially own the 1,247,255 Shares (representing 1.32% of the outstanding Shares of the Issuer) directly owned by ML HCA Co-Invest LP. MLGPELP hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(10)

Merrill Lynch Ventures, LLC (“ML Ventures LLC”), a Delaware limited liability company, is a wholly owned subsidiary of ML Group. It is also the sole general partner of ML Ventures LP (as defined below) and as such may be deemed to beneficially own all the 980,392 Shares (representing 1.04% of the outstanding Shares of the Issuer) directly owned by ML Ventures LP. ML Ventures LLC hereby expressly disclaims beneficial ownership of Shares held by the Reporting Persons.

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CUSIP No. 404119109

(11)

Merrill Lynch Ventures L.P. 2001 (“ML Ventures LP”) is a Delaware limited partnership. Its decisions regarding the voting or disposition of shares of its portfolio investments (including its investment in the Issuer) are made by the management and investment committee of the board of directors of ML Ventures LLC. ML Ventures LP hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(12)

ML HCA Co-Invest, Ltd., a Cayman Islands exempted company, is a wholly owned subsidiary of MLGPELP. It is also the sole general partner of ML Co-Invest LP (as defined below) and as such may be deemed to own the 1,247,255 Shares (representing 1.32% of the outstanding Shares of the Issuer) directly owned by ML Co-Invest LP. ML HCA Co-Invest Ltd. hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(13)

ML HCA Co-Invest, L.P. (“ML Co-Invest LP”) is a limited partnership organized in the Cayman Islands. Investment decisions are made by the Board of Directors of ML HCA Co-Invest Ltd. ML Co-Invest, LP hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Item 4(a).

The table below sets forth the persons that may be deemed to be a member of such group, based solely on information received from such persons:

Affiliates of Bain Capital Investors, LLC	Affiliates of Kohlberg Kravis Roberts & Co. L.P.	Affiliates of Dr. Thomas F. Frist, Jr.

Bain Capital Investors LLC	KKR Millennium Fund L.P.	Dr. Thomas F. Frist, Jr.
BCIP TCV, LLC	KKR Associates Millennium L.P.	Thomas F. Frist, III
Bain Capital Integral Investors, LLC	KKR Millennium GP LLC	Patricia C. Frist
Bain Capital Hercules Investors, LLC	KKR 2006 Fund L.P.	Patricia F. Elcan
	KKR Associates 2006 L.P.	Frisco, Inc.
	KKR 2006 GP LLC	Frisco Partners
	OPERF Co-Investment L.L.C.	William R. Frist
KKR PEI Investments, L.P.

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CUSIP No. 404119109

KKR PEI Associates, L.P.
KKR PEI GP Limited
Kohlberg Kravis Roberts & Co. L.P.
KKR & Co. L.L.C.
KKR Partners III, L.P.
KKR III GP L.L.C.

Each such person has separately complied with its Schedule 13G reporting obligations with respect to the Issuer.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

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CUSIP No. 404119109

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 17, 2009

BANK OF AMERICA CORPORATION
By:	/s/ Debra I. Cho Name: Debra I. Cho Title: Senior Vice President

MERRILL LYNCH & CO., INC
By:	/s/ Jonathan N. Santelli Name: Jonathan N. Santelli Title: Authorized Signatory

MERRILL LYNCH GROUP, INC.
By:	/s/ Jonathan N. Santelli Name: Jonathan N. Santelli Title: Authorized Signatory

MERRILL LYNCH GP INC.
By:	/s/ Douglas P. Madden Name: Douglas P. Madden Title: Assistant Secretary

ML GLOBAL PRIVATE EQUITY PARTNERS, L.P. By: Merrill Lynch GP Inc., its general partner
By:	/s/ Douglas P. Madden Name: Douglas P. Madden Title: Assistant Secretary

MLGPE LTD.
By:	/s/ Douglas P. Madden Name: Douglas P. Madden Title: Assistant Secretary

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CUSIP No. 404119109

ML GLOBAL PRIVATE EQUITY FUND, L.P. By: MLGPE Ltd., its general partner
By:	/s/ Douglas P. Madden Name: Douglas P. Madden Title: Assistant Secretary

MERRILL LYNCH VENTURES, LLC
By:	/s/ Douglas P. Madden Name: Douglas P. Madden Title: Assistant Secretary

MERRILL LYNCH VENTURES, L.P. 2001 By: Merrill Lynch Ventures, LLC, its general partner
By:	/s/ Douglas P. Madden Name: Douglas P. Madden Title: Assistant Secretary

ML HCA CO-INVEST, LTD.
By:	/s/ Joseph S. Valenti Name: Joseph S. Valenti Title: Director

ML HCA CO-INVEST, LP By: ML HCA Co-Invest Ltd., its general partner
By:	/s/ Joseph S. Valenti Name: Joseph S. Valenti Title: Director

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CUSIP No. 404119109

EXHIBITS

Exhibit Number	Title

1	Joint Filing Agreement

21